UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549
                              FORM 12b-25

                                        Commission File Number 1-9606

                      NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K [ ]Form 20-FK [ ]Form 11-K
[X]Form 10-Q [ ]Form N-SAR
For Period Ended:  September 30, 1997
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[ ]Transition Report on Form 10-K  [ ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F  [ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K
For the transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                    PART I - REGISTRANT INFORMATION

American Restaurant Partners, L.P.
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Full name of Registrant


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Former name if applicable

555 N. Woodlawn, Suite 3102
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Address of principal executive office (Street and number)

Wichita, KS  67208
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City, State and Zip Code

                   PART II - RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X] (b) The subject annual report, semi-annual report, transition report
    Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c)  The accountant's statement or other exhibit required by Rule
    12b-25(c) has been attached if applicable.

                         PART III - NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company cannot complete the Form 10-Q within the prescribed time period because the Company is currently filing an Application For Withdrawal From Listing Of Securities Pursuant To Section 12(d) Of The Securities Exchange Act Of 1934. This application may have a significant impact upon the Company's disclosures in the Form 10-Q. Once this application has been finalized, the Company will file its Form 10-Q.

                      PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Terry Freund                          316         684-5119
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(Name)                             (Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                       [ ]Yes  [X]No
If   so,  attach  an  explanation  of  the  anticipated  change,  both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  American Restaurant Partners, L.P.
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             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 11/17/97                    By /s/ Terry Freund
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                                    Terry Freund
                                    Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                         GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications  must also be filed on Form 12b-25 but need not restate information that has been correctly furnished.
   The form shall be clearly identified as an amended notification.
5. Electronic  Filers:  This  form  shall  not  be  used   by  electronic
   filers unable to file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.